SECU 14041662 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52280

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2013 AND ENDING 09/30/2014
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Benchmark Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

509 Main Street
(No. and Street)

Arkadelphia	AR	71923
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ted Huneycutt 870-246-5756
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle, Nathan Talmadge
(Name – *if individual, state last, first, middle name*)

14220 Park Row, Suite 831 Houston, Texas 77084
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ted Huneycutt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Benchmark Investments, Inc., as of September 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTINA BURAS
MY COMMISSION EXPIRES
November 18, 2015
NOTARY PUBLIC, STATE OF ARKANSAS
DALLAS COUNTY

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Nathan T. Tuttle, CPA

14220 Park Row, Suite 831
Houston, Texas 77084

Phone: (713) 256-1084
Fax: (832) 426-5786

INDEPENDENT AUDITOR'S REPORT

To the Shareholder and
Board of Directors
Benchmark Investments, Inc.

I have audited the accompanying statement of financial condition of Benchmark Investments, Inc. (the "Company") as of September 30, 2014, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair representation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that that the audit evidence that I obtained is sufficient and appropriate to provide a reasonable basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

This audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the Supplemental Schedules required by Rule 17a-5 under the Securities and Exchange Act of 1934 is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Houston, Texas
November 25, 2014

Certified Public Accountant

BENCHMARK INVESTMENTS, INC.

FINANCIAL STATEMENTS
AND
ADDITIONAL INFORMATION

SEPTEMBER, 30, 2014

CONTENTS

BENCHMARK INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2014

ASSETS

ASSETS	
CASH	$ 10,800
RECEIVABLES - BROKER-DEALERS AND CLEARING HOUSES	20,937
CASH - CLEARING DEPOSITS	60,114
PROPERTY, FURNITURE AND EQUIPMENT	
CAPITAL PROJECTS IN PROCESS	13,785
FURNITURE AND EQUIPMENT	13,910
	27,695
LESS ACCUMULATED DEPRECIATION	(13,910)
NET PROPERTY, FURNITURE AND EQUIPMENT	13,785
OTHER CURRENT ASSETS	300
TOTAL ASSETS	$ 105,936

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
ACCOUNTS PAYABLE	$ 18,450
COMMISSIONS PAYABLE	14,339
TOTAL LIABILITIES	32,789
STOCKHOLDER'S EQUITY	
COMMON STOCK, NO PAR VALUE, 1,000 SHARES AUTHORIZED, 100 SHARES ISSUED AND OUTSTANDING	1,000
ADDITIONAL PAID - IN CAPITAL	165,338
RETAINED EARNINGS (DEFICIT)	(93,191)
TOTAL STOCKHOLDER'S EQUITY	73,147
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 105,936

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

BENCHMARK INVESTMENTS, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2014

REVENUES	
COMMISSION INCOME	$ 262,206
COMMODITY BROKERAGE FEES	28,116
CONSULTING FEE INCOME	16,985
INTEREST INCOME	1,160
OTHER INCOME	3,952
TOTAL REVENUES	312,419
EXPENSES	
ADVERTISING	2,287
BANK AND FINANCE CHARGES	667
BROKER ERROR EXPENSE	145
CLEARING EXPENSES	43,374
COVERED CLIENT FEES	4,034
COMMISSIONS	123,860
COMPUTER SERVICES	8,740
CONSULTING FEES	4,300
DONATIONS	76
INSURANCE	718
MANAGEMENT FEES	35,700
MANAGER OVERRIDE EXPENSE	16,108
OFFICE EXPENSE	3,583
PROFESSIONAL FEES	11,143
QUOTE FEES	8,982
REGULATORY FEES	12,028
RENT	121
REPAIRS AND MAINTENANCE	2,347
TAXES & LICENSES	450
TRAVEL	13,123
UTILITIES	15,862
OPERATING EXPENSES	307,648
NET INCOME (LOSS)	$ 4,771

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

BENCHMARK INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2014

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS DEFICIT)
BALANCE - SEPTEMBER 30, 2013	$ 1,000	$ 165,244	$ (97,962)
NET INCOME (LOSS)		94	4,771
BALANCE - SEPTEMBER 30, 2014	$ 1,000	$ 165,338	$ (93,191)

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

BENCHMARK INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2014

CASH FLOWS FROM OPERATING ACTIVITIES	
NET INCOME (LOSS)	$ 4,771
CHANGES IN ASSETS AND LIABILITIES	
CHANGE IN ACCOUNTS RECEIVABLE	(7,528)
CHANGE IN ACCOUNTS PAYABLE	6,895
CHANGE IN OTHER LIABILITIES	4,631
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	8,769
CASH FLOWS FROM INVESTING ACTIVITIES	
PROPERTY AND EQUIPMENT PURCHASES	(4,670)
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	(4,670)
CASH FLOWS FROM FINANCING ACTIVITIES	
CAPITAL CONTRIBUTIONS	94
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	94
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,193
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	66,721
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 70,914
CASH	$ 10,800
CASH - CLEARING DEPOSITS	60,114
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 70,914

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

BENCHMARK INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2014

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. BUSINESS ENTITY - BENCHMARK INVESTMENTS, INC. (THE COMPANY) IS A REGISTERED BROKER-DEALER WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY INTRODUCES ITS CUSTOMERS' BUSINESS ON A FULLY DISCLOSED BASIS TO CLEARING BROKERS WHO CLEAR AND CARRY THE COMPANY'S CUSTOMER ACCOUNTS.

b. CASH AND CASH EQUIVALENTS - FOR THE PURPOSE OF THESE FINANCIAL STATEMENTS THE COMPANY CONSIDERS ALL CERTIFICATES OF DEPOSIT AND ALL LIQUID CASH INVESTMENTS WITH ORIGINAL MATURITIES OF LESS THAN THREE MONTHS TO BE CASH EQUIVALENTS.

c. SECURITIES TRANSACTIONS - CUSTOMERS' SECURITIES TRANSACTIONS AND THE RELATED COMMISSION INCOME AND EXPENSES ARE REPORTED ON A TRADE DATE BASIS.

d. FURNITURE AND FIXTURES - FURNITURE AND FIXTURES ARE STATED AT COST. DEPRECIATION IS PROVIDED USING THE STRAIGHT - LINE METHOD OVER THE ESTIMATED USEFUL LIVES OF THE ASSETS.

e. INCOME TAXES - INCOME TAXES ARE PROVIDED FOR THE TAX EFFECTS OF TRANSACTIONS REPORTED IN THE FINANCIAL STATEMENTS AND CONSIST OF TAXES CURRENTLY DUE PLUS DEFERRED TAXES RELATED PRIMARILY TO NET OPERATING LOSSES THAT MAY BE USED TO OFFSET FUTURE TAXABLE INCOME. VALUATION ALLOWANCES ARE ESTABLISHED WHEN NECESSARY TO REDUCE DEFERRED TAX ASSETS TO THE AMOUNT EXPECTED TO BE REALIZED. INTEREST AND PENALTIES ASSOCIATED WITH TAX POSITIONS ARE RECOGNIZED IN THE STATEMENT OF INCOME IF MATERIAL. TAX YEARS 2010 THROUGH 2012 REMAIN OPEN FOR EXAMINATION.

f. ACCOUNTS RECEIVABLE - UNCOLLECTIBLE ACCOUNTS RECEIVABLE ARE CHARGED DIRECTLY AGAINST EARNINGS WHEN THEY ARE DETERMINED TO BE UNCOLLECTIBLE. USE OF THIS METHOD DOES NOT RESULT IN A MATERIAL DIFFERENCE FROM THE VALUATION METHOD REQUIRED BY GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

g. CLEARING DEPOSIT - THE COMPANY HAS $60,114 IN CLEARING/SECURITY DEPOSITS WITH ITS CLEARING BROKERS WHICH ARE FULLY REFUNDABLE TO THE COMPANY SHOULD IT CLOSE THE CLEARING ACCOUNTS.

h. USE OF ESTIMATES - THE PREPARATION OF FINANCIAL STATEMENTS IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES REQUIRES MANAGEMENT TO MAKE ESTIMATES AND ASSUMPTIONS THAT AFFECT THE REPORTED AMOUNTS OF ASSETS AND LIABILITIES AND DISCLOSURE OF CONTINGENT ASSETS AND LIABILITIES AT THE DATE OF THE FINANCIAL STATEMENTS AND THE REPORTED AMOUNTS OF REVENUES AND EXPENSES DURING THS REPORTING PERIOD. ACTUAL RESULTS COULD DIFFER FROM THOSE ESTIMATES.

BENCHMARK INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2014

2. PAYABLE TO BROKER-DEALERS AND CLEARING HOUSES

THE COMPANY IS REQUIRED TO INDEMNIFY ITS BROKER-DEALERS AND CLEARING HOUSES FOR LOSSES THEY SUSTAIN ON THE COMPANY'S CUSTOMER ACCOUNTS. DURING THE YEAR ENDED SEPTEMBER 30, 2014, THE COMPANY WAS REQUIRED TO INDEMNIFY ITS BROKER-DEALERS AND CLEARING HOUSES APPROXIMATELY $4,179 FOR SUCH LOSSES.

3. INCOME TAXES

FOR THE YEAR ENDED SEPTEMBER 30, 2014, INCOME TAX EXPENSE CONSISTED OF THE FOLLOWING:

CURRENT TAXES	$ 1,240
CHANGE IN VALUATION ALLOWANCE	(1,240)
	$ -

THE COMPANY'S DEFERRED TAX ASSET AND VALUATION ALLOWANCE AT SEPTEMBER 30, 2014 WERE AS FOLLOWS:

DEFERRED TAX ASSET - NONCURRENT	$ 17,543
LESS VALUATION ALLOWANCE	(17,543)
	$ -

THE DEFERRED TAX ASSET WAS RECORDED BASED UPON NET OPERATING LOSS CARRY FORWARDS FOR FEDERAL AND STATE OF $81,722 AND $39,545, RESPECTIVELY. REALIZATION OF THE FUTURE *TAX* BENEFITS RELATED TO THE DEFERRED TAX ASSET IS DEPENDENT UPON JANY FACTORS, INCLUDING THE COMPANY'S ABILITY TO GENERATE FUTURE TAXABLE INCOME. DUE TO THE UNCERTAINTY OF FUTURE EARNINGS, MANAGEMENT IS UNABLE TO PREDICT WHETHER THE DEFERRED TAX ASSET WILL BE REALIZED AND, ACCORDINGLY, HAS RECORDED A FULL VALUATION ALLOWANCE AGAINST THIS ASSET. THE COMPANY'S FEDERAL NET OPERATING LOSS CARRY FORWARDS EXPIRE FROM 2026 TO 2030, AND ITS STATE NET OPERATING LOSS CARRY FORWARDS EXPIRE FROM 2014 *TO* 2017.

ASC TOPIC 740-10, *ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES*, PRESCRIBES A RECOGNITION THRESHOLD AND MEASUREMENT ATTRIBUTE FOR FINANCIAL STATEMENT RECOGNITION AND MEASUREMENT OF A TAX POSITION TAKEN OR EXPECTED TO BE TAKEN IN A TAX RETURN. FOR THOSE BENEFITS TO BE RECOGNIZED, A TAX POSITION MUST BE MORE-LIKELY-THAN-NOT TO BE SUSTAINED UPON EXAMINATION BY TAXING AUTHORITIES. FOR THE YEAR ENDED SEPTEMBER 30, 2014, THE COMPANY HAD NO MATERIAL UNCERTAIN TAX POSITIONS TO BE ACCOUNTED FOR IN THE FINANCIAL STATEMENTS. THE COMPANY RECOGNIZES INTEREST AND PENALTIES, IF ANY, RELATED TO UNRECOGNIZED TAX BENEFITS IN INTEREST EXPENSE.

BENCHMARK INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2014

4. RELATED PARTY TRANSACTIONS

THE OFFICE FROM WHICH THE COMPANY CONDUCTS ITS OPERATIONS IS OWNED BY RELATIVES OF THE SHAREHOLDER AND IS SHARED WITH OTHER COMPANIES OWNED BY THE SHAREHOLDER. THE COMPANY AND OTHER ENTITIES RENT THE OFFICE SPACE ON AN ANNUAL BASIS. DURING THE YEAR ENDED SEPTEMBER 30, 2014, THE COMPANY PAID ALL UTILITIES FOR THE BUILDING IN THE AMOUNT OF $15,862 AND BUILDING REPAIR EXPENSES OF $2,347.

DURING THE YEAR ENDED SEPTEMBER 30, 2014, THE COMPANY PAID $35,700 TO ENTITIES OWNED BY THE SHAREHOLDER FOR MANAGEMENT AND CONSULTING SERVICES AND RECEIVED $16,985 IN CONSULTING FEE INCOME FROM THESE SAME ENTITIES. DURING THE YEAR ENDED SEPTEMBER 30, 2014, THE COMPANY REIMBURSED THE SHAREHOLDER AND RELATIVES OF THE SHAREHOLDER APPROXIMATELY $9,740 FOR EXPENSES THEY INCURRED ON BEHALF OF THE COMPANY.

5. NET CAPITAL REQUIREMENT

THE COMPANY IS REQUIRED TO MAINTAIN MINIMUM NET CAPITAL AS DEFINED UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934 AND RELATED REGULATIONS. THE COMPANY USES THE AGGREGATE INDEBTEDNESS METHOD WHICH REQUIRES A BROKER-DEALER TO MAINTAIN MINIMUM NET CAPITAL OF 6-2/3% OF AGGREGATE INDEBTEDNESS OR $5,000, WHICHEVER IS GREATER, AND ALSO REQUIRES THAT THE RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL NOT EXCEED 15 TO 1. NET CAPITAL (AS DEFINED) AT SEPTEMBER 30, 2014 WAS $52,111 AND THE COMPANY'S AGGREGATE INDEBTEDNESS TO NET CAPITAL RATIO WAS .63 TO 1.

6. CONTINGENCIES AND CONCENTRATIONS OF CREDIT RISK

PURSUANT TO A CLEARING AGREEMENT, THE COMPANY INTRODUCES ALL OF ITS SECURITIES TRANSACTIONS TO ITS CLEARING BROKERS ON A FULLY DISCLOSED BASIS. THEREFORE, ALL OF THE CUSTOMERS' MONEY BALANCES AND LONG AND SHORT SECURITY POSITIONS ARE CARRIED ON THE BOOKS OF THE CLEARING BROKERS. UNDER CERTAIN CONDITIONS, AS DEFINED IN THE CLEARING AGREEMENT, THE COMPANY HAS AGREED TO INDEMNIFY THE CLEARING BROKERS FOR LOSSES, IF ANY, WHICH THE CLEARING BROKERS MAY SUSTAIN FROM CARRYING SECURITIES TRANSACTIONS INTRODUCED BY THE COMPANY. IN ACCORDANCE WITH INDUSTRY PRACTICE AND REGULATORY REQUIREMENTS, THE COMPANY AND THE CLEARING BROKERS MONITOR COLLATERAL ON THE SECURITIES TRANSACTIONS INTRODUCED BY THE COMPANY.

7. SUBSEQUENT EVENT

MANAGEMENT HAS EVALUATED EVENTS AND TRANSACTIONS SUBSEQUENT TO ITS SEPTEMBER 30, 2014 STATEMENT OF FINANCIAL CONDITION DATE AND DETERMINED THAT THERE WERE NO SIGNIFICANT EVENTS TO REPORT THROUGH NOVEMBER 10, 2014, WHICH IS THE DATE THE COMPANY'S FINANCIAL STATEMENTS WERE AVAILABLE FOR ISSUE.

BENCHMJARK INVESTMENTS, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL REQUIREMENT
PURSUANT TO RULE 15c3-1
SEPTEMBER 30, 2014

Computation of Net Capital

Total Stockholder's Equity			$73,147
Non-Allowable Assets			
A/R - ADMIS		$ 6,951	
PFE (net)		$ 13,785	
Other		$ 300	
Total Non-Allowable Assets			$ 21,036
Haircuts on Securities Positions		$ -	
Undue Concentration Charges		$ -	
Total Securities Charges			$ -
Net Allowable Capital			$ 52,111

Computation of Basic Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness			$ 2,187
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer			$ 5,000
Net Capital Requirement			$ 5,000
Excess Net Capital			$ 47,111

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness			$32,789
Percentage of Aggregate Indebtedness to Net Capital			62.92%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Net Capital Computed and Reported on FOCUS IIA as of	September 30, 2014		$ 37,477
Adjustments			
Change in Equity		$ 4,466	
Change in Non-Allowable Assets		$ 10,168	
Change in Securities Charges		$ -	
Net Capital per Audit			$52,111
Reconciled Difference			$ -

BENCHMARK INVESTMENTS, INC.
SCHEDULE II-EXEMPTIVE PROVISION UNDER RULE 15c3-3
SEPTEMBER 30, 2014

STATEMENT RELATED TO EXEMPTIVE PROVISION

AN EXEMPTION FROM RULE 15C3-3 IS CLAIMED UNDER SECTION (K)(2)(ii). ALL CUSTOMER TRANSACTIONS ARE CLEARED THROUGH ANOTHER BROKER-DEALER ON A FULLY DISCLOSED BASIS. THERE WERE NO MATERIAL INADEQUACIES IN THE PROCEDURES FOLLOWED IN ADHERING TO THE EXEMPTIVE PROVISIONS OF SEA RULE 15C3-3(K)(2)(II).

STATEMENT RELATED TO SIPC RECONCILIATION REQUIREMENT

SEA RULE 17A-5(E)(4) REQUIRES A REGISTERED BROKER-DEALER TO FILE A SUPPLEMENTAL REPORT WHICH INCLUDES PROCEDURES RELATED TO THE BROKER-DEALERS SIPC ANNUAL GENERAL ASSESSMENT RECONCILIATION OR EXCLUSION FROM MEMBERSHIP FORMS. IN CIRCUMSTANCES WHERE THE BROKER-DEALER REPORTS $500,000 OR LESS IN GROSS REVENUE THEY ARE NOT REQUIRED TO FILE THE SUPPLEMENTAL SIPC REPORT. THE COMPANY IS EXEMPT FROM FILING THE SUPPLEMENTAL REPORT UNDER SEA RULE 17A-5(E)(4) BECAUSE IT IS REPORTING LESS THAN $500,000 IN GROSS REVENUE.

SEE INDEPENDENT AUDITOR'S REPORT.

Benchmark Investments, Inc.
509 Main Street
Arkadelphia, Arkansas 71923

October 22, 2014

Nathan T. Tuttle, CPA
14220 Park Row
Suite 831
Houston, Texas 77084

RE: Exemption Statement Rule. 15c3-3 (k) (2) (i) for FYE September 30, 2014

Dear Mr. Tuttle,

Please be advised that Benchmark Investments, Inc. (BII) has complied with Exemption Rule 15d-3(k)(2)(i), for the period of October 1, 2013, through September 30, 2014. BII did not hold customer securities or funds at any time during this period.

BII management has made available to Nathan T. Tuttle all records and information including all communications from regulatory agencies received though the date of this review September 30, 2014.

Ted Huneycutt, BII president, has been responsible for compliance with the exemption provision throughout the fiscal year. Also, I am unaware of any known events or other factors that might have affected BII's compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (870) 246-5756.

Very truly yours,

Benchmark Investments, Inc.

Ted Huneycutt
President

NT Tuttle, CPA

14220 Park Row
Suite 831
Houston, TX 77084

Off: (713) 256-1084
Fax: (832) 426-5786
tuttnat@yahoo.com

EXEMPTION REVIEW REPORT

November 25, 2014

Ted Huneycutt
Benchmark Investments, Inc.
509 Main Street Arkadelphia,
Arkansas 71923

Dear Mr. Huneycutt:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Benchmark Investments, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Benchmark Investments, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) clearing all transactions on a fully disclosed basis through its clearing firm. Benchmark Investments, Inc. stated that Benchmark Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Benchmark Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Benchmark Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)*(2)(ii)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

Nathan P. Tuttle

Houston, Texas
November 25, 2014